UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SEASPINE HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

81255T 108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒ Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 10

CUSIP No. 81255T 108

1	Names of reporting persons Tru St Partnership LP
2	Check the appropriate box if a member of a group (a)☒ (b)
3	SEC use only
4	Citizenship or place of organization Pennsylvania

Number of shares beneficially owned by each reporting person With	5	Sole voting power 0
	6	Shared voting power 1,997,068
	7	Sole dispositive power 0
	8	Shared dispositive power 1,997,068

9	Aggregate amount beneficially owned by each reporting person 1,997,068
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 7.23%
12	Type of reporting person PN

SCHEDULE 13G	Page 3 of 10

CUSIP No. 81255T 108

1	Names of reporting persons Provco Leasing Corporation
2	Check the appropriate box if a member of a group (a)☒ (b)
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power 7,779
	6	Shared voting power 1,997,068
	7	Sole dispositive power 7,779
	8	Shared dispositive power 1,997,068

9	Aggregate amount beneficially owned by each reporting person 2,004,847
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 7.26%
12	Type of reporting person CO

SCHEDULE 13G	Page 4 of 10

CUSIP No. 81255T 108

ITEM 1.	(a)	Name of Issuer:

SeaSpine Holdings Corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

5770 Armada Drive, Carlsbad, CA 92008.

ITEM 2.	(a)	Name of Person Filing:

See (c) below.

(b)	Address or Principal Business Office:

See (c) below.

(c)	Citizenship of each Reporting Person is:

Tru St Partnership LP

795 East Lancaster Avenue, Suite 200

Villanova, Pennsylvania 19085

Pennsylvania limited partnership.

Provco Leasing Corporation

1105 N. Market Street, Suite 602

Wilmington, Delaware 19810

Delaware corporation.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”).

(e)	CUSIP Number: 81255T 108.

ITEM 3.

Not applicable.

SCHEDULE 13G	Page 5 of 10

CUSIP No. 81255T 108

ITEM 4.	Ownership

(a)  Amount beneficially owned: As of December 31, 2020, Tru St Partnership LP (“Tru St”) may be deemed the beneficial owner of 1,997,068 shares of common stock. Provco Leasing is the corporate general partner of Tru St. Provco Leasing is also the beneficial owner of 7,779 shares of common stock.

(b)  Percent of class: Based on 27,633,147 shares of the Issuer’s common stock outstanding as publicly reported on November 4, 2020 on the Issuer’s Form 10-Q for the third quarter ended September 30, 2020, Tru St, may be deemed the beneficial owner of 7.23% of the Issuer’s common stock; Provco Leasing may be deemed the beneficial owner of 7.26% of the Issuer’s common stock.

(c)	The Reporting Persons have the power to vote or dispose of the number of shares as follows:

(i)  Sole power to vote or direct the vote. Tru St may be deemed to have sole power to vote or direct the vote of 0 shares of common stock.

(ii)  Shared power to vote or direct the vote. As of December 31, 2020, Tru St and Provco Leasing may be deemed to share the power to vote or direct the vote with respect to 2,004,847 shares of common stock.

(iii)  Sole power to dispose or direct the disposition. Tru St has sole power to dispose or control the disposition of 0 shares of common stock.

(iv)  Shared power to dispose or direct the disposition. As of December 31, 2020, Tru St, and Provco Leasing may be deemed to have shared power to dispose of or shared power to direct the disposition of 2,004,847 shares of common stock.

SCHEDULE 13G	Page 6 of 10

CUSIP No. 81255T 108

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

See Exhibit 99.1 below.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G	Page 7 of 10

CUSIP No. 81255T 108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

TRU ST PARTNERSHIP LP

	By:	/s/ Gary DiLella
Name: Gary DiLella
Its: Vice President

PROVCO LEASING CORPORATION

	By:	/s/ Gary DiLella
Name: Gary DiLella
Its: Vice President

SCHEDULE 13G	Page 8 of 10

CUSIP No. 81255T 108

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Group Members

99.2	Joint Filing Agreement

Exhibit 99.1

Group Members

Tru St Partnership LP
Provco Leasing Corporation

Exhibit 99.2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share of SeaSpine Holdings Corporation, and further agree that this Joint Filing Agreement be included as Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of February, 2021.

TRU ST PARTNERSHIP LP

By:	/s/ Gary DiLella
Name: Gary DiLella
Its: Vice President

PROVCO LEASING CORPORATION

By:	/s/ Gary DiLella
Name: Gary DiLella
Its: Vice President